Exhibit 99.1

BANCOLOMBIA ANNOUNCES ACQUISITION OF 40% OF THE COMMON STOCK OF GRUPO AGROMERCANTIL HOLDING

Medellin, Colombia, February 28, 2020

Bancolombia S.A (“Bancolombia”) announces that it received today a notice from BAM Financial Corporation (“BFC”), owner of 40% of the common stock of Grupo Agromercantil Holding (GAH), in which BFC notifies its decision to exercise a contractual put option for the sale of the GAH common stock held by BFC to Bancolombia Panama S.A. in accordance with the preexisting agreements between BFC and Bancolombia Panama S.A.

As of the date hereof, Bancolombia Panama S.A. owns 60% of the common stock of GAH. The purchase of 40% of the common stock of GAH from BFC will therefore allow Bancolombia to own 100% of the common stock of GAH. GAH owns the Conglomerado Financiero Agromercantil of Guatemala, which includes among others, Banco Agromercantil of Guatemala (“BAM”).

The purchase price for the 40% of the common stock of GAH to be acquired from BFC will be determined by the parties and announced in the following days, in accordance with the agreement. A provision for payment of the put option of such common stock is reflected in Bancolombia’s consolidated financial statements for the fiscal year 2019.

In accordance with the Agreement, the process for obtaining regulatory authorizations for the closing of the purchase transaction will begin immediately. Closing of the transaction and regulatory authorization are expected to occur and to be obtained, in the third quarter of the year.

Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Alejandro Mejía
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (574) 4041837